EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI: Betty Ho Vice President, Corporate Development Ph: 011-852-2170-0001 betty@ljintl.com	AT INVESTOR RELATIONS INTL: Haris Tajyar Managing Partner Ph: 818-981-5300 htajyar@irintl.com

FOR IMMEDIATE RELEASE
September 22, 2003

CHINA’S LJ INTERNATIONAL ANNOUNCES APPROXIMATELY
$800,000 IN INITIAL ORDERS FROM SHOPNBC

Sales to ShopNBC Follow $600,000 in Orders from HSN; LJI Now Sells to Top 3 Networks in $2 Billion U.S. Market for TV Jewelry Sales

HONG KONG and LOS ANGELES, September 22, 2003 — LJ International Inc. (Nasdaq: JADE), one of the fastest growing fine jewelry companies in the world, today announced that it has received its first orders from ShopNBC, one of the nation’s largest home shopping channels and the flagship media property of ValueVision Media (Nasdaq: VVTV). The orders totaled approximately $800,000 through September 2003.

ShopNBC is a major multi-channel retailer that reaches some 53 million U.S. households via cable and satellite and had overall sales of $555 million in 2002. Of the three largest home shopping channels in the U.S., it is the one most focused on jewelry, which accounts for two-thirds of its sales volume, according to the trade publication National Jeweler.

Earlier in the second quarter, LJI announced that it had received $600,000 in initial orders from Home Shopping Network (HSN), also one of the three largest U.S. home shopping channels, and a subsidiary of the InterActiveCorp, formerly known as USA Interactive. HSN has $2 billion in consolidated sales and reaches 136 million households worldwide, with a growing customer base of over 5 million.

Vice President, Corporate Development Betty Ho said, “LJI is successfully carrying out its strategy to diversify and expand jewelry sales by adding new distribution channels in the U.S. and worldwide. Electronic retailing is ideally suited to LJI’s competitive advantages, such as our fast sell-through — in a matter of minutes — and our ability to supply huge quantities of quality jewelry more quickly than any other jewelry company in the world. We are confident that we will sharply increase overall revenues and earnings now that we are selling to the three largest home shopping channels in the U.S.,” concluded Ms. Ho.

About LJ International Inc.

LJ International Inc. (Nasdaq: JADE) is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. LJ International distributes mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

To be added to LJ International’s investor lists, please contact Haris Tajyar at 818-981-5300 or via e-mail at htajyar@irintl.com.

For more information on LJI, go to its Web site at www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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